Exhibit 99.1

GasLog Partners LP Announces Resignation of Robert B. Allardice III from the Board of Directors

Piraeus, Greece — January 26, 2021 —GasLog Partners LP ("GasLog Partners" or the "Partnership") (NYSE: GLOP) today announced that Robert B. Allardice III has resigned from the Partnership’s board of directors (the “Board”) effective as of January 24, 2021 for personal reasons. In connection with Mr. Allardice’s resignation from the Board and from his position as Chairman of the Audit Committee, Mr. Curt Anastasio, Chairman of the Board of GasLog Partners, was appointed interim Chairman of the Audit Committee.

Curt Anastasio said, “On behalf of the Partnership’s board and management, I want to thank Barry for his many contributions to GasLog Partners since his appointment in October 2014 and wish him all the best for the future.”

Following the resignation of Mr. Allardice, the Board will be temporarily reduced to four members from five. The Board is currently considering candidates for the fifth board seat.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.